REPORT TO SHAREHOLDERS | 2006


NORTHRIM

Table of Contents



Marc Langland, Chairman, President & CEO
Northrim Co-Founder
44 years in the financial industry

Northrim BanCorp had another good year in 2006. Strong results in our core banking operations and contributions from new lines of business and affiliates resulted in further growth in shareholder value. The strategic direction set by your board of directors, and implemented by the company's experienced and dedicated employees, continues to be reflected in our financial results. Alaska's economy is strong, and with some caution, I am optimistic about its future.

Net income for 2006 was $13 million, up 16% for the year. Total assets are now $926 million, up 3%. Our High Performance Checking program continues to deliver as we planned. We are increasing deposits, and the lower cost of these funds available for lending has improved our net interest margin.

Our focus for a number of years has been to increase non-interest income, and we are seeing success. Service charges for 2006 were up 10% and our purchased receivable income grew 87%. We have invested in affiliated companies that provide complementary services to our customers, where our strong existing relationships have laid the groundwork of experience and trust. Our new employee benefits affiliate, Northrim Benefits Group, has delivered good value to our business customers as well as a positive contribution to our financial results – both in commissions on benefit plan sales and our share of the company's income.

For our shareholders, diluted earnings per share grew 22% in 2006 and the tangible book value per share grew 14%. We paid our 47th consecutive quarterly cash dividend in the fourth quarter of 2006, and a 5% stock dividend in September 2006.

Northrim is guided by our core values, which start with Customer First Service. I believe our reputation for service is unmatched in the markets we serve. We protect this reputation through significant investments in skilled, qualified staff and ongoing training. The growing complexity of our business, keen competition for employees, and increasing layers of regulation put pressure on employee costs, but we have been very successful in managing those costs – in 2006, our efficiency ratio was 56%.

The past year was an interesting one for the Alaska economy, with dramatic increases in oil taxes and failed negotiations for a gas line contract. We are poised on the brink of great success, but decisions made in the political arena in the next year will be critical. Alaska's elected officials and business leaders are working very hard to finalize negotiations for a gas pipeline to get our 35 trillion cubic feet of gas reserves to market, but for now, oil remains the main driver of our economy. Production is declining and we know from experience that while prices are high now, they can be extremely volatile.

To balance Alaska's dependence on oil and gas resources, we have the Alaska Permanent Fund, which at $37 billion generates a stable and growing revenue stream – although Alaska's citizens have not yet determined how and when those revenues will be tapped. I continue to believe that Alaska needs a long-range fiscal plan to balance state revenues with the very real needs of our young state. The gas pipeline is a cornerstone to this fiscal plan because it will stimulate increased exploration and development, not only for gas, but also for oil.

As events unfold in 2007, Northrim will focus on our strengths, prepare for new opportunities, and continue to deliver value to our shareholders. On behalf of Northrim's Board of Directors and our nearly 300 employees, we thank you for placing your trust and your investment with us.

Marc Langland
Chairman, President & Chief Executive Officer



Unaudited	2006	2005	2004	2003	2002
	(In Thousands Except Per Share Data)				
Net interest income	$47,522	$43,908	$41,271	$39,267	$34,670
Provision for loan losses	2,564	1,170	1,601	3,567	3,095
Other operating income	7,658	4,833	3,792	6,089	5,199
Other operating expense	31,368	29,477	26,535	24,728	23,061
Income before income taxes and minority interest	21,248	18,094	16,927	17,061	13,713
Minority interest in subsidiaries	296	-	-	-	-
Pre tax income	20,952	18,094	16,927	17,061	13,713
Income taxes	7,978	6,924	6,227	6,516	5,171
Net income	$12,974	$11,170	$10,700	$10,545	$8,542
Earnings per share:					
Basic	$2.12	$1.78	$1.68	$1.68	$1.33
Diluted	2.09	1.72	1.63	1.61	1.29
Cash dividends per share	0.47	0.43	0.38	0.33	0.20
Assets	$925,620	$895,580	$800,726	$738,569	$704,249
Loans	717,056	705,059	678,269	601,119	534,990
Deposits	794,904	779,866	699,061	646,197	626,415
Long-term debt	2,174	2,574	2,974	3,374	3,774
Junior subordinated debentures	18,558	18,558	8,000	8,000	-
Shareholders' equity	95,418	84,474	83,358	75,285	68,373
Book value	$15.61	$13.86	$13.01	$11.82	$10.66
Tangible book value	$14.48	$12.65	$11.97	$10.73	$9.51
Net interest margin (tax equivalent)	5.89%	5.66%	5.88%	6.04%	5.82%
Efficiency ratio (cash)	55.97%	59.72%	58.07%	53.71%	56.92%
Return on assets	1.46%	1.33%	1.41%	1.50%	1.33%
Return on equity	14.45%	13.17%	13.50%	14.89%	13.32%
Equity/assets	10.31%	9.44%	10.41%	10.19%	9.71%
Dividend payout ratio	21.43%	22.92%	21.57%	19.04%	14.29%
Nonperforming loans/portfolio loans	0.92%	0.86%	0.97%	1.72%	1.09%
Net charge-offs/average loans	0.16%	0.18%	0.16%	0.33%	0.36%
Allowance for loan losses/portfolio loans	1.69%	1.52%	1.59%	1.70%	1.61%
Nonperforming assets/assets	0.79%	0.69%	0.82%	1.40%	0.81%
Number of banking offices	10	10	10	10	10
Number of employees (FTE)	277	272	272	268	246


Net Income | $THOUSANDS
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
2002 2003 2004 2005 2006


Assets | $THOUSANDS
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2002 2003 2004 2005 2006


Loans | $THOUSANDS
$1,000,000
$900,000
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
2002 2003 2004 2005 2006

ALASKA IS VAST, WILD, AND REMOTE. ITS BREATHTAKING SCENERY, PLENTIFUL WILDLIFE AND ABUNDANT NATURAL RESOURCES, AND THE PIONEERING SPIRIT OF ITS PEOPLE, SET IT APART.

Alaska's Land Ownership


Federal Government
State and Local Government
Native Corporations
Private

Source: Institute of Social and Economic Research, University of Alaska Anchorage (ISER)





Northrim was founded in Alaska, by Alaskans, and it's the home of our headquarters and most of our operations. Northrim BanCorp is one of Alaska's few publicly held companies, and the company has thrived in Alaska's unique economy, with Northrim Bank growing to be Alaska's third-largest commercial bank in just 16 years.

Alaska has 670,000 people and a land area of 375 million acres – at one person per square mile, Alaska has the lowest population density of the 50 states. More than two-thirds of Alaskans live in Anchorage, Fairbanks and the Matanuska Valley – in part because, unlike the other 49 states, the government owns the majority of Alaska's lands.

Alaska's economy is different in many ways from that of the other 49 states. According to the U.S. Department of Energy, Alaska ranks third in the nation (behind Texas and federal offshore leases) for both crude oil reserves and production, providing 17% of U.S. crude oil production. The Alaska Permanent Fund, Alaska's successful Native corporations, a legacy of significant federal spending, and our strategic location for air transport are also unique drivers of the economy. Tourism, mining, and fishing, while modest in comparison to oil production, provide balance and diversity. Plans for construction of a gasline to deliver Alaska's vast natural gas reserves to market, while not certain at this time, have the potential to dramatically alter the economic landscape in Alaska for years to come.

Natural resources have always been the basis of Alaska's economy, although the mix of those resources has changed dramatically. The Alaska Department of Revenue reports that in the years before statehood, from 1868 to 1958, Alaska's resource production was 63% fish, 32% gold and copper, and 5% fur. Since statehood, 85% of Alaska's resource production has been in oil and gas.

Oil and Gas

The State of Alaska owns the North Slope oil fields, including Prudhoe Bay – the largest oilfield in North America. The Trans-Alaska oil pipeline was completed in 1977, and from first oil through 2005, the state has collected nearly $55 billion in oil revenues, according to the Alaska Department of Revenue.

Recent high oil prices and a significant change in the oil tax regime resulted in a substantial windfall for the state government. The Alaska Department of Revenue reports that the state collected $3.7 billion in total petroleum revenue in fiscal year 2006, making up 86% of the State's general fund revenues.

North Slope oil production continues to decline from its peak of two million barrels per day in 1988, falling below one million barrels per day in 2001 to a 2006 production level of 845,000 barrels per day, according to the Alaska Department of Revenue.

2006 Alaska Oil Prices
Average Monthly ANS West Coast Spot


January $62.85
February $59.26
March $60.61
April $67.74
May $69.32
June $69.50
July $73.10
August $71.74
September $62.33
October $54.27
November $54.26
December $58.10

Source: Alaska Department of Revenue

Alaska Oil Production | Millions of Barrels Per Day


2.5
2
1.5
1
0.5
0
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006

Source: Alaska Department of Revenue



The state's three major producers, and many smaller companies, are spending millions of dollars to explore for new oil, develop technology to produce more oil from existing fields, and unlock Alaska's massive resource of viscous oil – all in an effort to flatten the decline curve.

The International Energy Agency estimates that Alaska has known reserves of 20 billion barrels of viscous oil. As technology evolves to economically produce this oil, these untapped resources may be available to fill the petroleum production gap until a natural gas pipeline can be developed.

Alaska Permanent Fund

The Alaska Permanent Fund was created by voters in 1976 and begun with an initial deposit of $734,000. Alaska state law requires that at least 25% of the state's non-renewable mineral royalties be deposited in the fund as they are earned.

The fund's earnings are used to inflation-proof the fund and, for the past 25 years, to pay an annual dividend to each eligible Alaskan. According to state law, funds left after inflation-proofing and the dividend payment are available for the legislature to spend for any public purpose. The Alaska Department of Revenue reports that the 2006 dividend of $1,106.96 was paid to more than 600,000 Alaskans, for an economic boost of $667 million.

The Alaska Permanent Fund's market value as of December 31, 2006 was $37.3 billion, making it one of the largest investment funds in the world, according to Alaska's Permanent Fund Corporation.

Alaska Native Corporations

The 1971 Alaska Native Claims Settlement Act (ANCSA) established for-profit corporations to manage 44 million acres and $1 billion awarded to Alaska Native corporations to settle aboriginal land claims. This approach to land claims settlements was unique in the U.S., and was designed to allow Alaska Natives to build economic self-sufficiency.

Thirteen regional corporations and 200 village corporations were created, and by many measures have been very successful. The University of Alaska's Institute of Social and Economic Research (ISER) reports that these corporations own 12% of Alaska's land, make up 1 in 6 of Alaska's largest 100 employers, generate $4.5 billion in annual revenues, and have distributed more than $1.3 billion in dividends to their shareholders.

Alaska Native corporations have been successful in winning federal contracts for work all over the globe, and own real estate and other investments throughout the U.S., generating new cash for Alaska's economy. They also own Alaska ventures including oilfield service companies, hotels, restaurants, and timber companies.

Federal Spending

Federal spending has always been important to Alaska's economy. According to ISER, military spending made up the largest percentage of federal spending in Alaska forty years ago, but since then, spending in other areas has grown dramatically. In 2004, the federal government spent $8.4 billion in Alaska, with just over $2 billion by the Department of Defense. Federal spending is equal to all the wages paid by private industry in Alaska, and supports one in three Alaska jobs.

The U.S. Census Bureau reports that Alaska has had the highest per capita federal spending in the U.S. for the past sixteen years, in part due to support for 21,000 military personnel, large federal land holdings, basic infrastructure needs in a young and undeveloped state, and the higher costs of construction.

Alaska Permanent Fund Dividends


$2,500
$2,000
$1,500
$1,000
$500
$0
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Source: Alaska Department of Revenue

Federal Spending | In Alaska


$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
MILLIONS
Non Defense
Defense
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Source: U.S. Census Bureau

Air Cargo Hub

Alaska's strategic location within ten hours flight time of 90% of the industrialized world, special rules that allow air cargo to be transferred between international and domestic carriers only in Anchorage, and increased flights allowed by new treaties, made Anchorage's Ted Stevens International Airport the third-busiest air cargo airport in the world in 2005 according to the Airports Council International. With runways that can handle the largest freighters, and a stellar record for keeping flights going no matter the weather – the airport has only been closed once in the past 15 years – FedEx, UPS and other major freight companies have significant operations in Anchorage.

The Anchorage Economic Development Corporation reports that Alaska is home to the second-largest FedEx facility in the world, with more than 400 flights each month and 60,000 packages sorted each day. UPS ships all of its air cargo to and from Asia through Anchorage, and recently decided to base 80 pilots here, according to published news reports.

Tourism, Mining & Fishing

ISER reports that tourists contributed $1.6 billion to Alaska's economy in 2005, and the tourism industry now supports 30,000 jobs. The NorthWest Cruise Ship Association reports that cruise ships brought 950,000 visitors to Alaska in 2006, about half of the total visitors to the state. Cruise lines have made significant investments in hotels, specially-equipped rail cars, motorcoaches, and tour companies to service their customers, and work with more than 1,700 Alaska businesses to provide goods and services, according to the association.

The Alaska Department of Natural Resources reported that the mining industry contributed $1.9 billion to the Alaska economy in 2005 – $1.5 billion in production values for zinc, gold, lead, silver, copper and other minerals and $400 million for exploration and development.

Alaska has a number of very large mines in production. The Red Dog mine in the Northwest Arctic Borough is the largest zinc producer in the world, accounting for 80% of U.S. production in 2006, according to the U.S. Geological Survey. The agency reported that zinc prices increased substantially in 2006, compared to previous years.

The Greens Creek mine, near Juneau, produced 9.7 million ounces of silver in 2005 – making it one of the largest silver producers in the world – along with gold, zinc and lead, according to the Alaska Department of Natural Resources. The Fort Knox Mine, near Fairbanks, started production in 1997 and the state reports it has produced 3.3 million ounces of gold through 2005. The Pogo mine, near Delta Junction, began production in 2006, and the state estimates the mine will produce 350,000 to 500,000 ounces of gold each year for the mine's estimated 10-year life. In addition to these large producing mines, the state reports that a number of important prospects are under development in many different parts of Alaska.

Alaska's rich fisheries produce more than half of the seafood harvested in the United States, according to the U.S. Department of Commerce, and Alaska's wild salmon are prized all over the world. The Alaska Department of Fish and Game reported that the preliminary value of seafood harvested in Alaska in 2006 was $1.4 billion.

The Gas Pipeline

Alaska has one of the largest reserves of natural gas in the country, with 35 trillion cubic feet of known reserves and total reserves that may be as high as 100 trillion cubic feet, according to the U.S. Geological Survey.

With estimated project costs of $20 to $30 billion, only recently were natural gas prices high enough to justify construction of a pipeline to deliver Alaska's gas reserves to market. The gas leaseholders – Alaska's current oil producers – began work to study the line several years ago and started negotiating a contract with the State of Alaska in 2006 for a pipeline that would follow the Alaska Highway through Canada and terminate in the Midwest. There are other proposals for pipeline routes, and much disagreement over what concessions the State of Alaska should offer. Once those decisions are made, several years of design, permitting and construction lie ahead before the first gas is produced.

If a gas pipeline is built, Alaskans believe the state will see tremendous growth in jobs and business opportunities, and have a new source of state revenue. With a means to transport gas to market, companies are expected to ramp up their exploration activities, which ultimately could result not only in additional gas discoveries, but also in more oil discoveries to help stem the decline in oil production.





BY MANY MEASURES, NORTHRIM'S FINANCIAL PERFORMANCE IN 2006 WAS STRONG, FOR THE COMPANY AND FOR OUR SHAREHOLDERS.



Joe Schierhorn, Chief Financial Officer
Executive Officer since 2001
18 years in the financial industry

Net Income Up 16%

The company's net income for 2006 was $13 million, up 16% from $11.2 million for 2005. Total interest income for 2006 was $69.5 million, and total interest expense $22 million, for net interest income of $47.5 million, an 8% increase over 2005.

Net Interest Margin Up

The company's net interest margin for 2006 was 5.89%, which we believe is a very good result in today's yield curve environment. Northrim's expanded deposit base gave the bank access to lower-cost funds for lending, which helped to boost our margin.

Non-Interest Income Grows

Other operating income, or non-interest income, grew 58% in 2006 to $7.7 million, including $1.1 million in new benefit plan income from our employee benefits affiliate. Our purchased receivables line of business grew 87% in 2006, to $1.9 million. Earnings from our mortgage affiliate continued to rebound, increasing 32% over 2005. Other income grew 21%, to $4 million for 2006, due to increases in revenues from deposit service charges, electronic banking and merchant services; and smaller losses from our affiliate, Elliott Cove Capital Management.

Lower Expense Growth Yields Improved Efficiency Ratio

Other operating expense for 2006 increased 6%, to $31.4 million. The company controlled expenses despite a competitive labor market and increases in transaction volumes. With expenses growing more slowly than income, the efficiency ratio improved to 56% for the year, from 60% for 2005.

Assets Grow to $926 Million

Total assets for 2006 grew 3%, with loans growing 2% to $717 million. Assets from purchased receivables were $21 million for 2006, a 74% increase from 2005.

Deposits Grow to $795 Million; Deposit Mix Changes

Total deposits for 2006 grew 2%, with lower-cost deposits increasing 8% and higher-cost deposits declining 2% over 2005 levels. Northrim's focus on attracting new demand deposits helped to change this deposit mix and reduce the company's cost of funds.

Shareholder Value Grows

Northrim continues to build value for our shareholders. Our share price is up 19% year over year, market capitalization up $27 million, and our annual cash dividend is now at 50 cents per share.



Chris Knudson, Chief Operating Officer
Executive Officer since 1990
31 years in the financial industry

High Performance Checking

Northrim Bank is in its second year of the High Performance Checking (HPC) program, and it has been a key part of our strategy to move beyond our beginnings as a business bank and realize the bank's tremendous potential as a full-service commercial bank. Our Customer First Service philosophy has long attracted customers, but starting in 2005, we took a more aggressive approach to marketing our personal checking accounts. With a new array of customer-focused accounts, a highly targeted direct mail program, and extensive staff training, we have been very successful. Northrim launched the program with the assistance of Haberfeld Associates, joining 120 other banks nationwide that have implemented the HPC program.

Referrals – through "Tell A Friend" coupons distributed to each new account holder and with each deposit slip – have consistently exceeded projections. Northrim's reputation in our markets, and the motivation and enthusiasm of our staff, has made the difference in referrals.

The bank had high expectations for the program, and we have begun to realize those expectations. First, non-interest income has grown through increased volume of point-of-sale transactions, ATM fees, VISA check card and other fees. We have also increased productivity because our branches are handling a much higher volume of transactions without significant increases in staffing. And finally, we have many more customers we can introduce to the bank's other services – consumer loans are up, customers are opening other accounts, and we are making more referrals to our affiliates.


ALASKA
LASER
WASH

Northrim customer Alaska Laser Wash has been in business since 1997 and has three locations in Anchorage.



In October 2006, we began a "soft launch" of our HPC program for business customers, once again redesigning our accounts to meet business customers' needs. We've already been successful in opening more business accounts, and we implemented a direct mail program late in the first quarter of 2007.

The HPC program is a great fit with our existing sales training approach – relationship selling through extensive mentoring and coaching - because our employees now have something new and exciting to sell.

New Branches

The success of HPC led Northrim to re-examine our branching strategy. New branches require a substantial capital investment, and we had not opened a new facility since 2003. With HPC, it makes sense to open new branches in our existing markets. In late 2006, we moved our Jewel Lake Branch from a grocery store facility to a nearby building, growing from 400 square feet to 2,500 square feet. A drive-through offers additional convenience for our customers, and the branch offers enhanced privacy and a better banking environment for our customers and our staff. After hiring a consultant to review our markets for branch opportunities, we are pursuing the steps needed to open an additional branch in Anchorage and a second branch in Fairbanks.

Electronic Banking

We converted our electronic banking system to a new platform in late 2006. We had some conversion problems that inconvenienced our customers, but have resolved the majority of those issues. The new platform offers greatly enhanced functionality and security for individual customers and large and small businesses.



Northrim customer Alaska Serigraphics is one of Alaska's leading screenprinting companies, in business since 1981.


chili's



Joe Beedle, Chief Lending Officer
Executive Officer since 2006
33 years in the financial industry

Continued Focus on Loan Quality

Northrim focused on strengthening our existing loan portfolio and internal processes and procedures in 2006. We began reviewing our existing loans in detail, working with our largest customers to analyze their operating and financial results in a much more detailed and consultative approach. We established best practices in software and underwriting, began a comprehensive training and evaluation program for loan officers and support staff, and developed more efficient workflows across lending functions.

We expect these investments in our people and our processes to result in a stronger loan portfolio, and in future loan growth, as we help our customers to be more successful in their businesses through appropriate use of credit.

Purchased Receivables Up 74%

One area of growth for 2006 was in purchased receivables. Our Washington-based Northrim Funding Services added $4.7 million in purchased receivables in 2006, and our Business Manager and MedCash Manager products added another $4.3 million. This is still a small segment of our business, but we have been successful in a very competitive market in the Pacific Northwest, and we see great potential in Alaska where rapidly growing companies have little access to capital.

New Opportunities for Consumer Lending

One cross-selling opportunity with our new checking account customers is consumer loans. Northrim invested in training and automated credit scoring and pricing to make it easier to offer consumer loans to our existing customers. In branches where we do not have dedicated lending staff, we've been pleased with the number of submissions we have received from branch staff for centralized processing. Gross new consumer loans booked in 2006 were up 68% over 2005, to $16.5 million. More than 1,400 new consumer loans were booked in 2006.

Small Business Center Shows Growth

Northrim's Small Business Center was designed to be a comfortable environment for our small business customers. With our automated credit scoring and pricing system in place, we have increased the volume of small business loans approved by this process by 19%, to $40.7 million, while freeing up lenders to work more closely with our customers.

Northrim a Leader in Residential Construction

Northrim knows the residential construction market, and we work with Alaska's top builders. Our staff is knowledgeable and experienced, and maintains close involvement in the homebuilding industry. While homebuilders in many other parts of the U.S. have seen slumping sales, Alaska's real estate market continues to support quality homebuilders.



Northrim customer Duke Investments, LLC, owns the Anchorage Chili's franchise.



Elliott Cove Capital Management

Northrim helped to found Elliott Cove Capital Management, a Seattle based company providing investment management services, and now owns a 47% equity interest in the company. Elliott Cove now has $109 million in assets under management, half of which has come from Northrim customers.

Northrim has 11 active Investment Advisor Representatives who, as dual employees of Northrim and Elliott Cove, work with Northrim's customers to sell Elliott Cove services. All have passed their Series 65 licensing examination and are registered to do business in the State of Alaska. They receive ongoing sales, operations and compliance training from Elliott Cove. Northrim's in-house referral program helps branch and loan staff identify customers who would benefit from investing in Elliott Cove products.

Northrim has been very successful in selling Elliott Cove products, and our customer feedback on the performance of their Elliott Cove portfolios has been very positive. Elliott Cove's focus on providing above average returns at below average risks has been successful in attracting and retaining customers' investment dollars – and adds additional value to our relationship with the customer.

Elliott Cove is an American Banking Association and Washington Bankers' Association endorsed vendor. They partner with four other community banks in the Pacific Northwest.


Morrison

Northrim customer Morrison Auto Group has been in business in Alaska since 1977.

Northrim | BOARD OF DIRECTORS



Northrim Directors. Back row, left to right: Chris Knudson, Richard Lowell, Larry Cash, Marc Langland, David Wight, Ronald Davis, Mark Copeland. Front row, left to right: Irene Sparks Rowan, Frank Danner. Not pictured: Chris Swalling and Anthony Drabek.

NORTHRIM IS GOVERNED BY A SEASONED BOARD OF DIRECTORS WITH MANY YEARS OF EXPERIENCE IN SUCCESSFUL ORGANIZATIONS WITHIN AND OUTSIDE OF ALASKA.



Larry S. Cash | Director since 1995
President and CEO, RIM Architects (Alaska) since 1986.



Mark G. Copeland | Director since 1990
Owner of Strategic Analysis, LLC, a management consulting firm, since 1999.
Member of Copeland, Landye, Bennett and Wolf, LLP, a law firm, for 30 years prior to that time.



Frank A. Danner | Director since 1990
Secretary/Treasurer of IMEX Ltd. dba Dynamic Properties since 1990.
President and CEO of Far North Fishermen, Inc., a commercial fishing enterprise, from 1978 to 2003.
Partner of KPMG LLP from 1968 to 1989.



Ronald A. Davis | Director since 1997
CEO and Administrator, Tanana Valley Clinic until his retirement in 1998.
Secretary/Treasurer, Canoe Alaska from 1996 to 1999.
Vice President, Acordia of Alaska Insurance from 1999 to 2003.



Anthony Drabek | Director since 1991
President and CEO, Natives of Kodiak, Inc., an Alaska native corporation, since 1989.
Chairman and President, Koncor Forest Products Company. Secretary/Director, Atikon Forest Products Company.



Richard L. Lowell | Director since 1990
Chairman of the Board, Ribelin Lowell Alaska USA Insurance Brokers from 2004 to 2006.
President, Ribelin Lowell & Company, an insurance brokerage firm, from 1985 to 2004.



Irene Sparks Rowan | Director since 1991
Director, Klukwan, Inc., an Alaska native corporation, from 1988 to 2000.



John C. Swalling | Director since 2002
President, Swalling & Associates, PC, an accounting firm, since 1991.



David G. Wight | Director since 2006
President & CEO, Alyeska Pipeline Service Company from 2000 to 2006, following a 40-year career with the Amoco Corporation, which became BP in 1998.

Executive Officers

Marc Langland, *Chairman of the Board, President, Chief Executive Officer*
Joseph Beedle, *Chief Lending Officer*
Steven Hartung, *Quality Assurance Officer*
Chris Knudson, *Chief Operating Officer*
Victor Mollozzi, *Senior Credit Officer*
Joe Schierhorn, *Chief Financial Officer*
Robert L. Shake, *Executive Loan Mgr.*

Senior Vice Presidents

Audrey Amundson, *Accounting Mgr., Controller*
Ken Ferguson, *Commercial Real Estate Lending Mgr.*
Carolyn Jennings, *Branch Administration Mgr.*
Richard Jerger, *Chief Technology Officer*
Daniel Lowell, *Northrim Funding Services Mgr.*
Kate Rice, *Human Resources Mgr.*
Gary Roderick, *Commercial Loan Mgr., Fairbanks Financial Center*
Debra Shannon, *Chief Information Officer*
Paul Wellman, *Credit Administration Mgr.*
Lynn Wolfe, *Loan Support Services Mgr.*

Vice Presidents

Julie Bailey, *Community Development & Compliance Officer*
Ravnit Basi-LaChapelle, *Risk Management Officer*
Catherine Claxton, *Commercial Real Estate Loan Officer*
Lori Cox, *Item Processing Mgr.*
Ray Dinger, *Commercial Real Estate Loan Officer*
Sherry Eagley, *Bank Operations Mgr.*
Barbara Ervin, *Branch Administration, Operations Mgr.*
Kimberly Farrell Brewington, *Commercial Cash Management*
Bonnie Fournier, *Commercial Loan Officer*
Sandi Garnand, *Commercial Loan Officer*
Leonard F. Horst, *Commercial Loan Officer*
Kelly Lykins-Longlet, *Electronic Banking Mgr.*
Sue Lyman, *Small Business Center Mgr.*
Kathy Martin, *Construction Loan Officer, Wasilla Financial Center*
Jim Miller, *Commercial Loan Officer*
Robin Minard, *Marketing and Communications Manager*
Mary Perez, *Branch Administration, Sales & Service Mgr.*
Ted Perez, *Commercial Loan Officer*
Janet Reeder, *Internal Audit Mgr.*
Margaret Rohacek, *Relationship Mgr., Northrim Funding Services*
Tara Tetzlaff, *Construction Lending Mgr.*
Hal Ward, *Credit Administration Officer*
Suzanne Whittle, *Branch Administration, Operations Mgr.*

Assistant Vice Presidents

Lynn Akers, *Branch Mgr., Huffman*
Erika Bills, *Business Development Officer, Wasilla Financial Center*
Roxanne Broughton, *Commercial Loan Officer, Wasilla Financial Center*
Cindy Cevasco, *Branch Mgr., Wasilla Financial Center*
Latosha Dickinson, *Lead Accountant for Financial Reporting*
Julee Drennan, *Human Resources Officer*
Carol Ellis, *Branch Mgr., Customer Service Center*
Tammy Ferriss, *Community Development & Compliance Officer*
Angela Freeman, *Training Mgr.*
Glenna Hartman, *Credit Administration Officer*
Sheila Hillegeist, *Branch Mgr., Branch Administration*
Janet Holland, *Facilities Mgr.*
Stacey Horn, *Credit Administration Officer*
Andrea Jacobson, *Security Mgr.*
Fiona Johnson, *Branch Mgr., Midtown Financial Center*
Tammy Kosa, *Branch Mgr., Fairbanks Financial Center*
Shanna Lankford, *Branch Mgr., Seventh Avenue*
Terry Lee, *Electronic Banking Officer*
Jeanine Lillo, *Assistant Controller, Accounting*
James Matherly, *Commercial Loan Officer, Fairbanks Financial Center*
Maria Muehlenkamp, *Business Development Officer, Fairbanks Financial Center*
Darci Ornellas, *Commercial Cash Management*
Jorge Pacpaco, *Commercial Loan Officer*
Amy Penrose, *Branch Mgr., 36th Avenue*
Rick Pinkerton, *Account Executive*
Fran Ponge, *Branch Mgr., Branch Administration*
Katie Sandau, *Branch Mgr., West Anchorage*
Paula Sanders-Grau, *Branch Mgr., SouthSide Financial Center*
Aracelis Santiago-Ortiz, *Account Executive*
Rina Suesue, *Branch Mgr., Jewel Lake*
Josie Thayer, *Commercial Loan Officer*
Sherry Townsend, *Loan Servicing Officer*
Sandra Walters, *Branch Mgr., Eagle River*
Herman White, *Commercial Loan Officer, Small Business Center*
Michele Wrice, *Business Analyst*
Cathy Wright, *Loan Admin. Support Officer*
Sharon Wright, *Loan Documentation Officer*

(AVP and above as of 2/20/07)

THIS IS A STATEMENT OF THOSE CORE VALUES WHICH DEFINE THE CHARACTER OF NORTHRIM AND THE ESSENCE OF WHAT WE STAND FOR.

Customer First Service:

We treat our customers in a caring and personal manner and show genuine concern and respect for them as individuals. This is the driving force behind everything we do.

Integrity:

We value integrity in our employees, in our relationships with our customers, and in our business practices. We believe it is important that customers can trust us to do business in an ethical manner and that both customers and employees believe they are treated with a sense of fairness.

Flexible Approach:

We approach banking in a flexible and creative manner, which enables us to be responsive to our customers and their particular situations. We view problems as opportunities to improve, and changes as opportunities to grow and evolve.

Efficiency:

We recognize that in order to be successful and to remain competitive, we must keep our costs at a reasonable level, strive to improve productivity, and continue to become more efficient in the way we conduct our business.

Employees:

We are dedicated to hiring skilled Alaskans and providing ongoing training and development so they can provide the expertise our customers expect, and can be a resource our customers can count on. We are committed to having a work environment where employees feel an ownership in the bank's success and are rewarded for performance.

Community Commitment:

We are closely tied to the Alaskan communities where we do business, and we believe it is important that we provide leadership, and give back to those communities with our time, talents, and dollars.

Shareholders:

We believe that our shareholders, by choosing to invest in Northrim, have expressed their belief in us and our ability to protect and enhance their investment. By staying true to the values stated herein, and by managing the bank in a prudent and fiscally responsible manner, we build both short- and long-term value for our shareholders.

Annual Meeting

Date: Thursday, May 3, 2007
Time: 9 a.m.
Location: Hilton Anchorage Hotel
500 West Third Avenue
Anchorage, Alaska

Stock Symbol: Northrim BanCorp, Inc. stock is traded on the Nasdaq Stock Market under the symbol, NRIM.

Auditor: KPMG LLP

Transfer Agent & Registrar
American Stock Transfer & Trust Company
Phone (800) 937-5449
info@amstock.com

Legal Counsel: Davis Wright Tremaine LLP

Information Requests
To obtain investor information for Northrim, visit our home page at www.northrim.com and click on the "For Investors" section for stock information and copies of earnings and dividend releases.

If you would like to be added to Northrim's investor email list, send a request to investors@nrim.com or call our Corporate Secretary at (907) 261-3301.

Written requests should be mailed to:
Corporate Secretary
Northrim Bank
P.O. Box 241489
Anchorage, Alaska 99524-1489

This report has not been approved or disapproved for accuracy or adequacy by the Federal Deposit Insurance Corporation, Federal Reserve Bank, Securities and Exchange Commission, or any other regulatory authority.

Member FDIC
Equal Opportunity Employer

EQUAL HOUSING
LENDER

Editorial: Blythe Campbell Communications
Design/Production: Classic Design
Cover Photo: ©Chlaus Lotscher/AlaskaStock
All other photography: Chris Arend Photography
Printing: Northern Printing

NORTHRIM | Locations

ANCHORAGE
Northrim Headquarters
P.O. Box 241489
Anchorage, Alaska 99524-1489
Phone (907) 562-0062
www.northrim.com
www.northrim.biz

Midtown Financial Center
3111 C Street
Phone (907) 562-0062

Huffman Branch
1501 E. Huffman Road
Phone (907) 348-5334

Jewel Lake Branch
9170 Jewel Lake Road
Phone (907) 266-7448

SouthSide Financial Center
8730 Old Seward Highway
Phone (907) 522-8886

West Anchorage Branch & Small Business Center
2709 Spenard Road
Phone (907) 263-3389

Seventh Avenue Branch
550 W. 7th Avenue
Phone (907) 263-3226

36th Avenue Branch
811 E. 36th Avenue
Phone (907) 261-6241

EAGLE RIVER
Eagle River Branch
12812 Old Glenn Highway
Phone (907) 694-8998

WASILLA
Wasilla Financial Center
850 E. USA Circle
Phone (907) 376-0330

FAIRBANKS
Fairbanks Financial Center
714 Fourth Avenue
Phone (907) 452-1260

BELLEVUE, WASHINGTON
Northrim Funding Services
170 120th Avenue N.E., Suite 202
P.O. Box 50245
Bellevue, WA 98015
Phone (425) 453-1105

AFFILIATED COMPANIES
Elliott Cove Capital Management, LLC
2003 Western Avenue, Suite 200
Seattle, WA 98121
Phone (206) 267-2683
www.elliottcove.com

Northrim Benefits Group, LLC
2550 Denali Street, Suite 1502
Anchorage, AK 99503
Phone (907) 263-1401
www.northrim.biz/affiliateco.htm

Residential Mortgage, LLC
Headquarters
100 Calais Drive
Anchorage, AK 99503
Phone (907) 222-8800
www.residentialmtg.com

Pacific Portfolio Consulting, LLC and Pacific Portfolio Trust Company
Two Union Square
601 Union Street, Suite 4343
Seattle, WA 98101
Phone (206) 623-6641
www.pacific-portfolio.com

END

Northrim Bank
Customer First Service